July 15, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 9 to Registration Statement on Form S-1

Filed July 3, 2013

File No. 333-185174

Dear Mr. Ingram:

This response letter and S-1 Amendment 10 is being re-filed because the Auditor’s Consent was accidentally not included in the previous filing.  No other changes made.

Exhibit 10.1

1.

Refer to comment four in our letter dated June 28, 2013.  As requested previously, revise Section 2.2.1 so that it conforms to the disclosure in the “Plan of Distribution” on page I-18, that is, “Securities held in escrow or trust account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law.”  Note that you did not remove the phrase “be registered for resale by the selling security holders” in Section 2.2.1.

We amended our escrow agreement.

2.   Refer to comment one in our letter dated June 28, 2013.  Revise the total in the number of shares column in exhibit A to reflect the inclusion of the shares of Messrs. Douglas P. Zolla and Michael J. Daniels.

Exhibit A revised to correct the inadvertent omission of Messrs. Douglas P. Zolla and Michael J. Daniels.

Sincerely,

/s/Douglas P Zolla

President